SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No. 5)

ImClone Systems Incorporated

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

45245W109

(CUSIP Number)

Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000
Attn:  General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ❑.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

CUSIP No. 45245W109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only): Bristol -Myers Squibb Company 22-0790350
2	Check the Appropriate Box If a Member of a Group (See Instructions): (a) ☑ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instructions): BK, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 14,392,003
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 14,392,003
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,392,003
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only): Bristol -Myers Squibb Biologics Company 22-3828046
2	Check the Appropriate Box If a Member of a Group (See Instructions): (a) ☑ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instructions): BK, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 14,392,003
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 14,392,003
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,392,003
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.6%
14	Type of Reporting Person CO

Item 1.  Security and Issuer.

Item 1 is hereby amended, in pertinent part, by the following:

        This Amendment No. 5 to Schedule 13D relating to the common stock, par value $.001 per share, of ImClone Systems Incorporated (“ImClone” or the “Company”) is being filed on behalf of the undersigned to further amend their disclosure with respect to Section 13(d) of the Act and the rules and regulations thereunder.  Such disclosure constituted part of the undersigned’s Schedule TO previously filed on September 28, 2001, as amended by filings made on October 12, 2001, October 26, 2001, October 29, 2001 and November 1, 2001.  Such disclosure was also amended by Amendment No. 1 to Schedule 13D filed by the undersigned on February 6, 2002, Amendment No. 2 to Schedule 13D filed by the undersigned on March 6, 2002, Amendment No. 3 to Schedule 13D filed by the undersigned on February 1, 2006 and Amendment No. 4 to Schedule 13D filed by the undersigned on July 31, 2008.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended, in pertinent part, by the following:

        Bristol-Myers Squibb Company (“BMS”) owns 14,392,003 shares of ImClone common stock, or approximately 16.6% of ImClone’s outstanding shares.  On September 22, 2008, James M. Cornelius, Chairman and Chief Executive Officer of BMS, delivered to Carl C. Icahn, Chairman of the Board of Directors of ImClone, a letter conveying BMS’ intention to (i) commence a tender offer to acquire all of ImClone’s outstanding shares of common stock not already owned by BMS and its subsidiaries for $62.00 per share in cash (the “BMS Offer”) and (ii) file with the Securities Exchange Commission a preliminary consent solicitation statement relating to, among other things, the solicitation of written consents from ImClone stockholders to remove all existing members of the ImClone board of directors and replace them with five nominees to be proposed by BMS (the “Consent Solicitation”). The letter to ImClone is incorporated herein by reference and is attached as Exhibit 99.1 to this Amendment No. 5 to Schedule 13D.

The BMS Offer is not contingent on due diligence or financing.  The BMS Offer represents an approximately 48% premium to the average share price of ImClone’s common stock during the three-month period ended on July 30, 2008, the last trading day prior to BMS’ initial public announcement of its offer to acquire ImClone.  In addition, the BMS Offer represents an approximately 49% premium to the average share price of ImClone’s common stock during the 12-month period ended on July 30, 2008.  The BMS Offer and the Consent Solicitation were authorized by the BMS Board of Directors.

John E. Celentano, who was nominated by BMS to serve on the ImClone board of directors, resigned effective as of September 22, 2008.

In the event BMS does not acquire all outstanding shares of ImClone common stock, BMS will continue to evaluate its investment in ImClone from a financial point of view and may sell a portion of or all its ImClone shares or may continue to hold its ImClone shares, subject to business and market conditions that may exist at the time.  Any sale by BMS of its ImClone shares would be made subject to the terms and conditions of the stockholder’s agreement between BMS and ImClone which imposes certain restrictions on the timing and manner of sale by BMS of its ImClone shares.

BMS also has a commercialization agreement with ImClone for the codevelopment and copromotion of ERBITUX® in the United States, Canada and Japan.  Under its terms, the commercialization agreement would survive any sale by BMS of its shares of ImClone.

The Stockholder Agreement dated as of September 19, 2001, among BMS, Bristol-Myers Squibb Biologics Company and ImClone, and the Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001, and amended as on March 5, 2002, July 27, 2007, and October 12, 2007 among E. R. Squibb & Sons, LLC, BMS and ImClone, are included as Exhibits 99(d)(2) and 99(d)(3) to the Schedule to Tender Offer Statement filed on September 28, 2001, Exhibit A to Schedule 13D (Amendment No. 2) filed on March 6, 2002, and Exhibit 10.41 to ImClone’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 9, 2007.

Item 7.  Material to be Filed as Exhibits

99.1       Letter from Bristol-Myers Squibb Company to ImClone Systems Incorporated dated September 22, 2008.

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 22, 2008

                        BRISTOL-MYERS SQUIBB COMPANY,

                        by:             /s/ Sandra Leung

                        Name:        Sandra Leung
                        Title:          Senior Vice President, General Counsel
                                           and Secretary

                        BRISTOL-MYERS SQUIBB BIOLOGICS COMPANY,

                        by:             /s/ Jeffrey Galik

                        Name:        Jeffrey Galik
                        Title:          Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from Bristol-Myers Squibb Company to the Board of Directors of ImClone Systems Incorporated dated September 22, 2008.